Mail Stop 4-6

      March 17, 2005

Via Facsimile & U.S. Mail (203) 975-3701

Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, CT 06902

	RE:	MTM Technologies, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed February 8, 2005
		Revised Preliminary Proxy Statement on Schedule 14A
		Filed February 10, 2005
		File No. 0-22122

Dear Mr. Alfano:

	As discussed with your General Counsel, John Kohler, this letter is to advise you that we have limited our review of the above proxy statement to matters raised in the comments below.

Proposal 1
1. It appears the conversion of the Series A-4 and A-5 Notes falls within Item 12 of Schedule 14A since you are seeking authorization for issuance of Series A-4 and A-5 Preferred Stock in exchange for outstanding Series A-4 and A-5 Notes. In this regard, please provide the information specified by paragraph (f) of Item 12, or provide us with your analysis as to why this information need not be provided.

Proposal Nos. 4 - 7
2. For each proposal, revise to clearly and succinctly explain the reasons why the board is recommending the approval of the proposal, as well as what will be the effects on shareholders if the proposal is approved. In this regard, we note the disclosure explaining the technical reasons why the proposal is being submitted for shareholder vote (e.g., where required under New York law), however, the board`s rational for supporting the proposal is unclear. Additionally, we note the disclosure of the "effects of a failure to adopt" each proposal, however, the effects on shareholders from adoption is unclear.

*    *    *    *

	No further review of the proxy statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required under the Exchange Act of 1934 has been included.

      As appropriate, please amend your proxy statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Robert Bell, Staff Attorney, at (202) 942-
1953
with any questions. If you need further assistance, you may contact me at (202) 942-1818. For additional assistance, you may also contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
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Mr. Francis J. Alfano
MTM Technologies, Inc.
Schedule 14A; 0-22122
March 17, 2005
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